UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 14 November 2024, London UK

Blenrep shows overall survival benefit in head-to-head DREAMM-7 phase III trial for relapsed/refractory multiple myeloma

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Statistically significant and clinically meaningful reduction in the risk of death seen with Blenrep (belantamab mafodotin) plus bortezomib and dexamethasone (BorDex) versus daratumumab plus BorDex
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Full data to be presented at 2024 American Society of Hematology Annual Meeting in December
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Data to be shared with health authorities to support regulatory filings

GSK plc (LSE/NYSE: GSK) today announced positive headline results from a planned interim analysis of the DREAMM-7 head-to-head phase III trial evaluating Blenrep (belantamab mafodotin) in combination with bortezomib plus dexamethasone (BorDex) as a second-line or later treatment for relapsed or refractory multiple myeloma. The trial met the key secondary endpoint of overall survival (OS), showing that belantamab mafodotin when combined with BorDex significantly reduced the risk of death versus standard of care daratumumab plus BorDex.

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK, said: "The overall survival results from the DREAMM-7 trial underscore the potential for this Blenrep combination to extend the lives of patients with relapsed/refractory multiple myeloma. This is a statistically significant and clinically meaningful advancement for patients and potentially transformative for treatment. We look forward to sharing these data with health authorities and presenting the full results at next month's American Society of Hematology Annual Meeting."

Results from the interim analysis, including safety data, will be presented at the upcoming 66th American Society of Hematology (ASH) Annual Meeting and Exposition on 9 December 2024 at 11:15 a.m. PT.

The DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical development programme continues to evaluate the potential of belantamab mafodotin in early lines of treatment and in combination with novel therapies and standard of care treatments. In addition to DREAMM-7, this includes the ongoing head-to-head phase III DREAMM-8 trial evaluating belantamab mafodotin in combination with pomalidomide and dexamethasone versus bortezomib in combination with pomalidomide and dexamethasone.

A phase III study in newly diagnosed transplant ineligible multiple myeloma is expected to be initiated by the end of 2024 as part of the DREAMM programme.

In 2024, belantamab mafodotin combinations have been filed in the US, European Union[1], Japan[2], United Kingdom, Canada and Switzerland for the treatment of relapsed or refractory multiple myeloma based on the results of the DREAMM-7 and DREAMM-8 trials. In China[3], the National Medical Products Administration has granted Breakthrough Therapy Designation for belantamab mafodotin in combination with BorDex, as well as priority review for the regulatory application based on the results of DREAMM-7.

About DREAMM-7
The DREAMM-7 phase III clinical trial is a multicentre, open-label, randomised trial evaluating the efficacy and safety of belantamab mafodotin in combination with BorDex compared to a combination of daratumumab and BorDex in patients with relapsed/refractory multiple myeloma who previously were treated with at least one prior line of multiple myeloma therapy, with documented disease progression during or after their most recent therapy.

A total of 494 participants were randomised at a 1:1 ratio to receive either belantamab mafodotin in combination with BorDex or a combination of daratumumab and BorDex. Belantamab mafodotin was scheduled to be dosed at 2.5mg/kg intravenously every three weeks.

The primary endpoint is PFS as per an independent review committee. The key secondary endpoints include OS, duration of response (DOR), and minimal residual disease (MRD) negativity rate as assessed by next-generation sequencing. Other secondary endpoints include overall response rate (ORR), safety, and patient reported and quality of life outcomes.

Results from DREAMM-7 were first presented[4] at the American Society of Clinical Oncology (ASCO) Plenary Series in February 2024, shared in an encore presentation at the 2024 ASCO Annual Meeting, and published in the New England Journal of Medicine.

About multiple myeloma
Multiple myeloma is the third most common blood cancer globally and is generally considered treatable but not curable.[5],[6] There are approximately more than 180,000 new cases of multiple myeloma diagnosed globally each year.[7] Research into new therapies is needed as multiple myeloma commonly becomes refractory to available treatments.[8]

About Blenrep
Blenrep is an antibody-drug conjugate comprising a humanised B-cell maturation antigen monoclonal antibody conjugated to the cytotoxic agent auristatin F via a non-cleavable linker. The drug linker technology is licensed from Seagen Inc.; the monoclonal antibody is produced using POTELLIGENT Technology licensed from BioWa Inc., a member of the Kyowa Kirin Group.

Blenrep is approved as monotherapy in Hong Kong, Israel and Singapore. Refer to the local Summary of Product Characteristics for a full list of adverse events and complete important safety information.

GSK in oncology
Oncology is an emerging therapeutic area for GSK where we are committed to maximising patient survival with a current focus on haematologic malignancies, gynaecologic cancers, and other solid tumours through breakthroughs in immuno-oncology and tumour-cell targeting therapies.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madison Goring	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q3 Results for 2024.

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Registered Office:
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[1] GSK press release issued 19 July 2024. Blenrep (belantamab mafodotin) combinations in multiple myeloma accepted for review by the European Medicines Agency. Available at: https://www.gsk.com/en-gb/media/press-releases/blenrep-belantamab-mafodotin-combinations-in-multiple-myeloma-application-accepted-for-review-by-the-european-medicines-agency/.
[2] GSK press release issued 17 September 2024. Blenrep (belantamab mafodotin) combinations in relapsed/refractory multiple myeloma accepted for regulatory review in Japan. Available at: https://www.gsk.com/en-gb/media/press-releases/blenrep-belantamab-mafodotin-combinations-in-relapsedrefractory-multiple-myeloma-accepted-for-regulatory-review-in-japan/.
[3] GSK press release issued 13 September 2024. Blenrep (belantamab mafodotin) in combination receives Breakthrough Therapy Designation in China for treatment of relapsed/refractory multiple myeloma. Available at: https://www.gsk.com/en-gb/media/press-releases/blenrep-belantamab-mafodotin-in-combination-receives-breakthrough-therapy-designation-in-china-for-treatment-of-relapsedrefractory-multiple-myeloma/.
[4] GSK press release issued 05 February 2024. DREAMM-7 phase III trial shows Blenrep combination nearly tripled median progression-free survival versus standard of care combination in patients with relapsed/refractory multiple myeloma. Available at: https://www.gsk.com/en-gb/media/press-releases/dreamm-7-phase-iii-trial-shows-pfs-improvement-and-strong-os-trend-for-blenrep-combo-versus-soc-combo-in-multiple-myeloma/.
[5] Sung H, Ferlay J, Siegel R, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021;71(3):209-249. doi:10.3322/caac.21660.
[6] Kazandjian D. Multiple myeloma epidemiology and survival: A unique malignancy. Semin Oncol. 2016;43(6):676-681.doi:10.1053/j.seminoncol.2016.11.004.
[7] Global Cancer Observatory. International Agency for Research on Cancer. World Health Organization. Multiple Myeloma fact sheet. Available at: https://gco.iarc.who.int/media/globocan/factsheets/cancers/35-multiple-myeloma-fact-sheet.pdf. Accessed 12 November 2024.
[8] Nooka AK, Kastritis E, Dimopoulos MA. Treatment options for relapsed and refractory multiple myeloma. Blood. 2015;125(20).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 14, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc